UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2025

Gautam Nadella
Chief Executive Officer
EQT Private Equity Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

**Re: EQT Private Equity Company LLC
Post-Effective Amendment No. 3 to
Registration Statement on Form 10-12G
Response dated August 5, 2025
File No. 000-56683**

Dear Gautam Nadella:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2025 letter.

<u>Post-Effective Amendment No. 3 to Registration Statement on Form 10-12G</u>

<u>Item 1. Business</u>
<u>The Manager, page 3</u>

1. We note your response to prior comment 3 in your response letter dated August 5, 2025. We also note your reliance on the manager's experience and past performance history throughout the filing. For example, on page 4 you describe EQT's "track record of almost three decades of delivering attractive returns, and has made investments across multiple geographies, sectors and strategies" and its advisory services over "approximately $34 billion of assets." Further, you disclose on page 5 that you expect that you will own nearly all your portfolio companies through joint ventures alongside one or more EQT vehicles. Given your reliance on the manager's

performance, experience and expertise, please revise the registration statement to include the manager's performance history.

Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod, Esq.